Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2015 second quarter
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2015 second-quarter results

Strong operational performance and focus on costs contribute to free cash flow

Cash and cash equivalents of more than $1 billion

Toronto, Ontario – July 29, 2015 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the second quarter ended June 30, 2015.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 18 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2015 second quarter highlights:

•	Production[1]: 660,898 gold equivalent ounces (Au eq. oz.), compared with 679,831 ounces in Q2 2014.

•	Revenue: $755.2 million, compared with $911.9 million in Q2 2014.

•	Production cost of sales[2]: $724 per Au eq. oz., compared with $742 in Q2 2014.

•	All-in sustaining cost[2]: $1,011 per Au eq. oz. sold, compared with $976 in Q2 2014. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $1,006 in Q2 2015, compared with $967 in Q2 2014.

•	Adjusted operating cash flow[2]: $161.4 million, or $0.14 per share, compared with $240.3 million, or $0.21 per share, in Q2 2014.

•	Adjusted net earnings/loss[2,3]: Loss of $13.6 million, or $0.01 per share, compared with adjusted earnings of $32.9 million, or $0.03 per share, in Q2 2014.

•	Reported net earnings/loss[3]: Loss of $83.2 million, or $0.07 per share, compared with earnings of $46.0 million, or $0.04 per share, in Q2 2014.

•	Balance sheet strength: Increased cash and cash equivalents to $1,031.4 million decreased net debt[4] to $960.2 million, $250 million in senior notes due in 2016 only significant debt maturity until 2019.

•	Average realized gold price: $1,194 per ounce, compared with $1,285 per ounce in Q2 2014.

•	Outlook: Kinross is tracking at the high end of 2015 guidance for production (2.4 - 2.6 million Au eq. oz.), at the low end of guidance for production cost of sales ($720 - $780 per Au eq. oz.) and all-in sustaining cost ($1,000 - $1,100 per Au eq. oz.), and below total capital expenditure guidance ($725 million).

•	Comprehensive spending review: Kinross is continuing its comprehensive review of its non-operating discretionary spending in order to further reduce costs. This is in addition to further measures being taken to strengthen the business, including plans to reduce costs and enhance performance at its Tasiast operation, and an agreement reached in July to extend Kinross’ debt profile and amend its debt covenant.

CEO Commentary

J. Paul Rollinson, CEO, made the following comments in relation to 2015 second quarter results:

“Kinross continued to deliver on its targets, with production in the first half of 2015 tracking at the high-end of guidance for the year, and all-in sustaining cost tracking at the low-end of the full-year forecast. The Company achieved these results despite a temporary suspension of operations at Maricunga and fewer ounces sold due to timing of some gold sales, which, together with a decline in the gold price, impacted earnings. Kinross nonetheless continued to generate free cash flow in Q2, in large part as a result of its strong operational performance, benefits from foreign exchange and lower oil prices, and a company-wide effort to drive down procurement costs and reduce working capital.

With strong liquidity, including more than $1 billion in cash on the balance sheet, Kinross is well-positioned to weather the current market volatility. This is no coincidence – over the past three years we have actively and prudently managed the balance sheet in a declining gold price environment – and we will continue to do so, with a number of ongoing initiatives to further strengthen the Company’s financial position and drive down costs.”

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 17 of this news release.

3 Net earnings/loss figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

4 “Net Debt” is defined as short- and long-term debt less cash and cash equivalents and restricted cash.

p. 1 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended		Six months ended
	June 30,		June 30,
(in millions, except ounces, per share amounts, and per ounce amounts)	2015	2014	2015	2014
Operating Highlights from Continuing Operations
Total gold equivalent ounces(a)
Produced(c)	667,529	686,130	1,303,657	1,358,310
Sold(c)	633,148	709,606	1,274,900	1,338,243

Attributable gold equivalent ounces(a)
Produced(c)	660,898	679,831	1,290,258	1,344,521
Sold(c)	626,246	703,234	1,260,811	1,324,765

Financial Highlights from Continuing Operations
Metal sales	$755.2	$911.9	$1,536.6	$1,729.3
Production cost of sales	$458.5	$525.9	$913.1	$981.9
Depreciation, depletion and amortization	$216.7	$215.3	$422.9	$411.7
Impairment charges	$24.5	$-	$24.5	$-
Operating (loss) earnings	$(67.8)	$80.2	$(25.3)	$161.6
Net earnings (loss) attributable to common shareholders	$(83.2)	$46.0	$(89.9)	$77.8
Basic earnings (loss) per share attributable to common shareholders	$(0.07)	$0.04	$(0.08)	$0.07
Diluted earnings (loss) per share attributable to common shareholders	$(0.07)	$0.04	$(0.08)	$0.07
Adjusted net earnings (loss) attributable to common shareholders(b)	$(13.6)	$32.9	$1.7	$67.0
Adjusted net earnings (loss) per share(b)	$(0.01)	$0.03	$0.00	$0.06
Net cash flow provided from operating activities	$167.2	$163.9	$417.3	$374.4
Adjusted operating cash flow(b)	$161.4	$240.3	$376.2	$482.5
Adjusted operating cash flow per share(b)	$0.14	$0.21	$0.33	$0.42
Average realized gold price per ounce	$1,194	$1,285	$1,206	$1,292
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$724	$741	$716	$734
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$724	$742	$717	$735
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$712	$725	$704	$717
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$1,006	$967	$982	$978
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$1,011	$976	$987	$988
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,092	$1,055	$1,071	$1,078
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,094	$1,062	$1,074	$1,084

(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages 13 to 17 of this news release.
(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2015 was 72.75:1, compared with 65.67:1 for the second quarter of 2014 and for the first six months of 2015 was 72.84:1, compared with 64.36:1 for the first six months of 2014.

The following operating and financial results are based on second-quarter 2015 gold equivalent production from continuing operations. Production and cost measures are on an attributable basis:

Production: Kinross produced 660,898 attributable Au eq. oz. in Q2 2015, a 3% decrease compared with Q2 2014, due mainly to lower production at Maricunga as a result of heavy rains in March, which temporarily suspended operations, and at Paracatu, due to lower mill throughput and recoveries, partially offset by increased production at Fort Knox.

Production cost of sales: Production cost of sales per Au eq. oz.2 decreased to $724 for Q2 2015, compared with $742 for Q2 2014, mainly as a result of lower energy costs and favourable foreign exchange rates.

Production cost of sales per Au oz. on a by-product basis2 was $712 in Q2 2015, compared with $725 in Q2 2014, based on Q2 2015 attributable gold sales of 608,893 ounces and attributable silver sales of 1,262,492 ounces.

p. 2 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 was $1,011 in Q2 2015, compared with $976 in Q2 2014, primarily due to higher capital expenditures and fewer attributable gold ounces sold, partially offset by lower energy costs and favourable foreign exchange rates. All-in sustaining cost per Au oz. sold on a by-product basis2 was $1,006 in Q2 2015, compared with $967 in Q2 2014.

Revenue: Revenue from metal sales was $755.2 million in Q2 2015, compared with $911.9 million during the same period in 2014, primarily due to a lower average realized gold price and lower gold equivalent ounces sold as a result of timing of sales.

Average realized gold price: The average realized gold price in Q2 2015 declined to $1,194 per ounce, compared with $1,285 per ounce in Q2 2014.

Margins: Kinross’ attributable margin per Au eq. oz. sold5 was $470 per Au eq. oz. for Q2 2015, compared with a Q2 2014 margin of $543 per Au eq. oz.

Operating cash flow: Adjusted operating cash flow2 was $161.4 million for Q2 2015, or $0.14 per share, compared with $240.3 million, or $0.21 per share, for Q2 2014.

Earnings/loss: Adjusted net loss2,3 was $13.6 million, or $0.01 per share, for Q2 2015, compared with adjusted net earnings of $32.9 million, or $0.03 per share, for Q2 2014.

Reported net loss3 was $83.2 million, or $0.07 per share, compared with reported net earnings of $46.0 million, or $0.04 per share, for Q2 2014. Reported net loss was due mainly to a $24.5 million inventory write-down at Maricunga as a result of an extreme weather event in Chile, and lower revenue due to a lower average gold price and timing of gold sales from Russia.

Capital expenditures: Capital expenditures increased to $128.5 million for Q2 2015, compared with $120.0 million for the same period last year, primarily due to the Paracatu Santo Antonio tailings reprocessing initiative.

Balance sheet strength

Kinross continued to strengthen its financial position despite recent declines in the gold price, increasing its cash position, decreasing its net debt and optimizing its debt portfolio.

As of June 30, 2015, Kinross had cash and cash equivalents of $1,031.4 million, excluding restricted cash, adding $20.9 million during the quarter, and $47.9 million since December 31, 2014. The Company has available credit of $1,513.1 million.

As of June 30, 2015, Kinross’ net debt4 was $960.2 million, a reduction of $17.3 million during the quarter and $73.1 million since December 31, 2014.

On July 24, 2015, the Company extended the maturity dates of its $500 million term loan and $1.5 billion revolving credit facility by one year, to 2019 and 2020 respectively. As part of this extension, the terms of Kinross’ debt covenant were amended, resulting in an improvement in the net debt to EBITDA ratio6. Based on this amendment, the June 30, 2015 ratio would decrease by 24 basis points to 1.02, well below the maximum permitted level of 3.50.

Other than $250 million in senior notes and $50 million of the outstanding Kupol loan, both of which are scheduled to be repaid by September 2016, Kinross has no debt maturities until 2019.

5 Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

6 As defined in the Company’s credit facility agreement.

p. 3 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating results

Mine-by-mine summaries for 2015 second-quarter operating results may be found on pages eight and 12 of this news release. Highlights include the following:

Americas

The region performed well in the quarter and is on track to meet its production and cost of sales forecast for the year. At Fort Knox, production increased compared with Q1 2015 due to higher grade mill material and the seasonal impact of warmer weather on heap leach performance. Cost of sales per ounce decreased compared with the previous quarter due to higher mill grades and an increase in gold ounces sold, and decreased year-over-year mainly as a result of lower fuel and power costs. At Kettle River-Buckhorn, production increased slightly compared with Q1 2015, but was down compared with Q2 2014 due to lower grades associated with the expected wind-down of the operation in 2016. Cost of sales per ounce was lower compared with Q1 2015 due to a decrease in fuel costs but increased year-over-year as a result of lower grades. At Round Mountain, cost of sales decreased compared with the previous year and quarter due to lower costs for fuel and supplies related to the heap. Round Mountain also benefited from a continuous improvement initiative, launched in Q4 2014, to improve heap leach performance, which has contributed to increased production and lower costs. The initiative includes optimizing the flow of loaded solution to the carbon columns and other leaching operational improvements.

Paracatu’s production decreased year-over-year and compared with Q1 2015 due to reduced throughput and recovery, primarily as a result of the metallurgical characteristics of the ore mined in the open pit during the quarter. Recoveries improved in June, and better performance is expected for the remainder of the year, as mining moved to other areas of the pit. Paracatu’s production cost of sales declined compared with Q2 2014 as a result of lower power costs and favourable foreign exchange rates, but increased on a per ounce basis compared with the previous quarter as result of lower production. Maricunga’s production decreased year-over-year and compared with Q1 2015 primarily due to heavy rains in late March which suspended mining and crushing operations for nine weeks. While operations have resumed, third quarter production will be impacted by the lack of ore placed on the leach pad during the suspension. Production is expected to improve in Q4. Maricunga’s production cost of sales increased compared with Q1 2015 and Q2 2014 due to the resulting reduction in production.

Russia

The region continues to perform well, and is on track to be at the higher end of production and the lower end of cost of sales guidance for the year. Second quarter production at the combined Kupol and Dvoinoye operation was slightly higher compared with the previous quarter as the region began to increase the proportion of higher grade Dvoinoye ore processed through the Kupol mill. The mill is now expected to process approximately 1,200 tonnes of Dvoinoye ore per day, representing approximately 25% of the total throughput, and thereby increasing overall mill grade. Approximately 87,500 Au eq. oz. were produced from processing Dvoinoye ore in Q2 2015. Production cost of sales per ounce for Q2 2015 decreased 8% to $490 per Au eq. oz. compared with the prior year, due mainly to productivity enhancements and favourable foreign exchange movements.

Revenue and production cost of sales per ounce would have benefited further, and overall Company earnings were impacted, by the timing of gold sales. The region produced 191,160 attributable Au eq. oz, but sold 159,950 attributable Au eq. oz. The outstanding ounces were sold in July and the region is expected to see the benefits of additional gold sales in Q3.

West Africa

The region is on track to be at the higher end of production and lower end of cost of sales guidance for the year. At Chirano, production was fairly consistent with the previous quarter, and higher year-over-year, mainly as a result of the mill repairs carried out in Q2 2014. Production cost of sales per ounce increased year-over-year due to higher underground mobile equipment maintenance costs and fuel consumption.

Tasiast’s production increased compared with Q1 2015 as a result of higher mill grades and mill recoveries but decreased compared to Q2 2014 due to the wind-down of the dump leach. Production cost of sales per ounce increased year-over-year due mainly to higher maintenance and material supply costs.

p. 4 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Tasiast optimization update

Following the Q1 2015 decision to defer the 38,000 t/d mill expansion in order to preserve balance sheet strength, Kinross continues to focus on optimizing the Tasiast operation to enhance performance and reduce costs.

In addition to a number of continuous improvement initiatives, Kinross is exploring opportunities to optimize mill throughput to address the hardness of the higher grade ore. One concept, which is currently being analysed, involves enhancing the comminution circuit with the installation of additional grinding equipment to improve milling capacity. The objective is to optimize throughput in the near term, while preserving optionality for a possible future expansion at the appropriate time.

In July, Kinross also initiated discussions with the Government of Mauritania and employee representatives regarding cost saving measures; one option under consideration includes a potential workforce reduction.

Tasiast remains an attractive brownfield growth opportunity with a significant mineral resource base. In order to leverage Tasiast’s future potential, the Company will continue to look for ways to reduce costs and advance growth opportunities in a financially disciplined way.

Organic production initiatives

La Coipa Phase 7 update: A pre-feasibility study (PFS), begun in Q2 2014 to explore potential re-start options at La Coipa, remains on track to be completed during the third quarter of 2015. The Company continues to believe in the project’s potential to mine higher grade material and leverage existing infrastructure in an attractive jurisdiction. The PFS contemplates blending and processing material from the recently delineated Phase 7 mineralization and material from other already defined mineral deposits on the property. Metallurgical test work to understand optimal blend and throughput continues to be a major component of the PFS.

A decision on whether to continue advancing the project will be based on the gold price environment and the status of permit applications. Exploration continues at several district targets, including Catalina, with the assessment of some attractive opportunities to extend the mine life beyond what the PFS will contemplate.

Paracatu Santo Antonio tailings reprocessing: The new continuous improvement project to reprocess tailings from the Santo Antonio tailings facility continues on track for an expected launch in the fourth quarter. The project remains on budget, with an estimated capital cost of $20 million. The project expects to add 34,000 Au oz. per year at a production cost of sales of $400 per ounce. The tailings will be reprocessed through Plant 1, with an expected production of approximately 11,000 Au oz. in Q4 2015.

Chirano mine life extension: Development of the decline at the Akoti deposit commenced in the second quarter, as the Company continues to proceed with plans to extend Chirano’s estimated mine life by one year to 2020. Kinross expects to mine additional ounces at two known mineral deposits, Paboase and Akoti, with Akoti being the third underground mine expected to open. The anticipated mine life extension will also provide additional time to realize the exploration potential at Chirano, which is one of Kinross’ most cost competitive operations and is located in a highly prospective and low cost mining area.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 18 of this news release.

Kinross is tracking at the high end of its 2015 production guidance of approximately 2.4 - 2.6 million Au eq. oz.

The Company is tracking at the low end of its production cost of sales guidance range of $720 - $780 per Au eq. oz. and all-in sustaining cost guidance range of $1,000 - $1,100 per Au eq. oz. sold, and below its capital expenditure forecast of approximately $725 million.

p. 5 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other operating costs are now expected to be approximately $120 million, compared with the previously-stated guidance of $50 million, partly due to the impact of the extreme weather event in Chile, and changes to legal and tax-related accounting provisions.

Corporate Responsibility update

Kinross released its 2014 Corporate Responsibility Data Supplement, which provides updates on the Company’s performance in the key areas of health and safety, environment, governance and community from its 2013 Corporate Responsibility Report. The Supplement also measures the Company’s performance against the principles and standards of the UN Global Compact, which it joined in 2010.

Highlights from the 2014 report include: achieved best safety performance in Company history and among the best in the industry; reduced water usage by a net 25% compared with 2013; reduced non-mineral waste by 32% compared with 2013; 77% of total procurement spent in host countries; 98% of total workforce from host countries; contributed to 687 local community programs, initiatives and events that benefitted over 800,000 people; updated corporate Diversity Policy and achieved new gender diversity target of 33% female representation on Kinross’ Board of Directors. Click here to read full report.

In June, Kinross was ranked as the top mining company on the list of Top 50 Most Socially Responsible Companies in Canada developed by Maclean’s magazine in partnership with Sustainalytics, an independent sustainability investment research firm. Kinross was also recognized as one of Canada’s Best 50 Corporate Citizens for the sixth consecutive year by Corporate Knights, a media and research firm that promotes social responsibility in the private sector.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, July 30, 2015 at 8:00 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2015 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2015 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 6 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Vice-President, Corporate Communications

phone: 647-788-4179

andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

p. 7 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended June 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2015	2014	2015	2014	2015	2014	2015	2014	(1)

Fort Knox	116,061	91,316	113,697	85,938	$68.9	$71.7	$606	$834
Round Mountain	48,448	42,275	47,893	42,378	36.4	36.9	760	871
Kettle River - Buckhorn	29,580	40,555	29,524	38,801	23.4	24.9	793	642
Paracatu	110,366	124,329	107,169	132,327	90.5	114.6	844	866
La Coipa	-	-	-	21	-	0.1	-	nm
Maricunga	47,713	64,290	50,957	64,333	55.0	56.2	1,079	874
Americas Total	352,168	362,765	349,240	363,798	274.2	304.4	785	837

Kupol	191,160	195,275	159,950	216,765	78.3	114.8	490	530
Russia Total	191,160	195,275	159,950	216,765	78.3	114.8	490	530

Tasiast	57,890	65,099	54,941	65,319	58.4	66.5	1,063	1,018
Chirano (100%)	66,311	62,991	69,017	63,724	47.6	40.2	690	631
West Africa Total	124,201	128,090	123,958	129,043	106.0	106.7	855	827

Operations Total	667,529	686,130	633,148	709,606	458.5	525.9	724	741
Less Chirano non-controlling interest (10%)	(6,631)	(6,299)	(6,902)	(6,372)	(4.8)	(4.0)
Attributable Total	660,898	679,831	626,246	703,234	$453.7	$521.9	$724	$742

(1) “nm” means not meaningful

Six months ended June 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2015	2014	2015	2014	2015	2014	2015	2014

Fort Knox	198,734	174,904	195,700	198,649	$124.0	$135.9	$634	$684
Round Mountain	88,710	87,329	88,340	83,768	72.4	74.2	820	886
Kettle River - Buckhorn	53,845	66,472	53,691	64,630	47.7	41.3	888	639
Paracatu	235,051	251,414	232,098	248,103	184.4	214.7	794	865
La Coipa	-	-	-	1,365	-	1.7	-	1,245
Maricunga	104,535	117,019	105,333	120,190	111.0	114.8	1,054	955
Americas Total	680,875	697,138	675,162	716,705	539.5	582.6	799	813

Kupol	376,889	386,513	352,117	355,051	169.8	181.3	482	511
Russia Total	376,889	386,513	352,117	355,051	169.8	181.3	482	511

Tasiast	111,899	136,770	106,731	131,705	110.3	134.0	1,033	1,017
Chirano (100%)	133,994	137,889	140,890	134,782	93.5	84.0	664	623
West Africa Total	245,893	274,659	247,621	266,487	203.8	218.0	823	818

Operations Total	1,303,657	1,358,310	1,274,900	1,338,243	913.1	981.9	716	734
Less Chirano non-controlling interest (10%)	(13,399)	(13,789)	(14,089)	(13,478)	(9.4)	(8.4)
Attributable Total	1,290,258	1,344,521	1,260,811	1,324,765	$903.7	$973.5	$717	$735

p. 8 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	June 30	December 31,
	2015	2014

Assets
Current assets
Cash and cash equivalents	$1,031.4	$983.5
Restricted cash	38.5	41.3
Accounts receivable and other assets	194.1	170.4
Current income tax recoverable	100.5	115.2
Inventories	1,181.2	1,276.7
	2,545.7	2,587.1
Non-current assets
Property, plant and equipment	5,265.0	5,409.4
Goodwill	162.7	162.7
Long-term investments	99.3	111.0
Investments in associate and joint venture	162.5	156.8
Other long-term assets	411.8	417.9
Deferred tax assets	62.9	106.5
Total assets	$8,709.9	$8,951.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$390.3	$421.9
Current income tax payable	15.9	19.2
Current portion of long-term debt	43.0	60.0
Current portion of provisions	42.1	43.1
Current portion of unrealized fair value of derivative liabilities	37.0	60.2
	528.3	604.4
Non-current liabilities
Long-term debt	1,987.1	1,998.1
Provisions	799.6	780.9
Other long-term liabilities	163.6	207.2
Deferred tax liabilities	412.7	469.0
Total liabilities	3,891.3	4,059.6

Equity
Common shareholders’ equity
Common share capital	$14,599.0	$14,587.7
Contributed surplus	235.6	239.0
Accumulated deficit	(10,027.5)	(9,937.6)
Accumulated other comprehensive loss	(35.2)	(46.1)
Total common shareholders’ equity	4,771.9	4,843.0
Non-controlling interest	46.7	48.8
Total equity	4,818.6	4,891.8
Total liabilities and equity	$8,709.9	$8,951.4

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,146,280,014	1,144,576,474

p. 9 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except per share and share amounts)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

Revenue
Metal sales	$755.2	$911.9	$1,536.6	$1,729.3

Cost of sales
Production cost of sales	458.5	525.9	913.1	981.9
Depreciation, depletion and amortization	216.7	215.3	422.9	411.7
Impairment charges	24.5	-	24.5	-
Total cost of sales	699.7	741.2	1,360.5	1,393.6
Gross profit	55.5	170.7	176.1	335.7
Other operating expense	49.0	15.3	65.3	33.0
Exploration and business development	29.7	29.0	52.5	51.7
General and administrative	44.6	46.2	83.6	89.4
Operating earnings (loss)	(67.8)	80.2	(25.3)	161.6
Other income (expense) - net	(6.3)	(1.1)	(8.2)	(7.3)
Equity in earnings (losses) of associate and joint venture	5.9	(0.7)	4.9	(2.0)
Finance income	2.0	4.4	4.2	5.8
Finance expense	(23.7)	(19.9)	(47.7)	(32.7)
Earnings (loss) before tax	(89.9)	62.9	(72.1)	125.4
Income tax recovery (expense) - net	5.4	(17.2)	(19.9)	(48.3)
Earnings (loss) from continuing operations after tax	(84.5)	45.7	(92.0)	77.1
Loss from discontinued operation after tax	-	(1.9)	-	(4.1)
Net earnings (loss)	$(84.5)	$43.8	$(92.0)	$73.0

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$(1.3)	$(0.3)	$(2.1)	$(0.7)
Common shareholders	$(83.2)	$46.0	$(89.9)	$77.8
Net earnings (loss) attributable to:
Non-controlling interest	$(1.3)	$(0.3)	$(2.1)	$(0.7)
Common shareholders	$(83.2)	$44.1	$(89.9)	$73.7

Earnings (loss) per share from continuing operations attributable to common shareholders

Basic	$(0.07)	$0.04	$(0.08)	$0.07
Diluted	$(0.07)	$0.04	$(0.08)	$0.07
Earnings (loss) per share attributable to common shareholders

Basic	$(0.07)	$0.04	$(0.08)	$0.06
Diluted	$(0.07)	$0.04	$(0.08)	$0.06

Weighted average number of common shares outstanding (millions)
Basic	1,146.2	1,144.4	1,145.7	1,144.1
Diluted	1,146.2	1,153.9	1,145.7	1,152.5

p. 10 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
Net inflow (outflow) of cash related to the following activities:

Operating:
Net earnings (loss) from continuing operations	$(84.5)	$45.7	$(92.0)	$77.1
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	216.7	215.3	422.9	411.7
Impairment of inventory	24.5	-	24.5	-
Equity in losses (earnings) of associate and joint venture	(5.9)	0.7	(4.9)	2.0
Non-hedge derivative (gains) losses - net	(1.8)	0.2	(0.8)	3.6
Share-based compensation expense	4.3	7.0	8.9	14.2
Finance expense	23.7	19.9	47.7	32.7
Deferred tax expense (recovery)	12.7	(33.9)	(17.1)	(5.1)
Foreign exchange losses (gains) and other	(28.3)	(14.6)	(13.0)	(53.7)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(29.8)	(113.5)	11.0	(63.5)
Inventories	36.5	31.7	87.2	8.3
Accounts payable and accrued liabilities	28.0	51.1	0.4	37.1
Cash flow provided from operating activities	196.1	209.6	474.8	464.4
Income taxes paid	(28.9)	(45.7)	(57.5)	(90.0)
Net cash flow of continuing operations provided from operating activities	167.2	163.9	417.3	374.4
Net cash flow of discontinued operations used in operating activities	-	(2.0)	-	(4.4)

Investing:
Additions to property, plant and equipment	(128.5)	(120.0)	(278.0)	(288.9)
Net additions to long-term investments and other assets	(20.0)	(19.7)	(41.7)	(49.2)
Net proceeds from the sale of property, plant and equipment	1.6	0.3	1.9	1.4
Decrease in restricted cash	2.6	16.6	2.8	15.8
Interest received and other	1.0	1.1	2.1	2.5
Net cash flow of continuing operations used in investing activities	(143.3)	(121.7)	(312.9)	(318.4)
Net cash flow of discontinued operations provided from investing activities	-	-	1.0	-
Financing:
Issuance of common shares on exercise of options	-	-	-	0.1
Proceeds from issuance of debt	3.0	119.8	22.5	742.2
Repayment of debt	(3.0)	(125.3)	(52.5)	(779.3)
Interest paid	(2.5)	(1.4)	(23.5)	(3.3)
Settlement of derivative instruments	-	-	-	(2.1)
Other	(1.0)	(0.2)	(1.0)	0.2
Net cash flow of continuing operations used in financing activities	(3.5)	(7.1)	(54.5)	(42.2)
Net cash flow of discontinued operations used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	0.5	1.6	(3.0)	(5.2)
Increase in cash and cash equivalents	20.9	34.7	47.9	4.2
Cash and cash equivalents, beginning of period	1,010.5	704.0	983.5	734.5
Cash and cash equivalents, end of period	$1,031.4	$738.7	$1,031.4	$738.7

p. 11 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q2 2015	100	6,543	3,345	8,255	0.87	0.28	84%	116,061	113,697	$ 68.9	$ 606	$ 26.7	$ 37.2
		Q1 2015	100	5,814	3,366	3,554	0.64	0.29	82%	82,673	82,003	55.1	672	41.4	24.6
		Q4 2014	100	5,453	3,261	8,782	0.86	0.30	84%	99,734	99,636	66.6	668	19.2	27.0
		Q3 2014	100	2,537	3,491	7,638	0.62	0.30	86%	104,815	110,187	88.5	803	11.1	31.8
		Q2 2014	100	3,241	3,479	6,638	0.50	0.29	84%	91,316	85,938	71.7	834	26.0	30.7
	Round Mountain(8)	Q2 2015	50	5,286	748	4,372	1.08	0.40	75%	48,448	47,893	$ 36.4	$ 760	$ 10.8	$ 12.0
		Q1 2015	50	7,494	146	6,726	0.65	0.40	67%	40,262	40,447	36.0	890	11.2	9.0
		Q4 2014	50	6,946	-	6,418	nm	0.38	nm	37,746	37,133	32.2	867	16.7	10.0
		Q3 2014	50	6,265	1,010	5,956	0.91	0.35	61%	44,764	45,540	35.9	788	13.0	5.6
		Q2 2014	50	6,475	1,008	5,258	0.91	0.37	63%	42,275	42,378	36.9	871	8.3	5.0
	Kettle River- Buckhorn	Q2 2015	100	95	130	-	8.58	-	93%	29,580	29,524	$ 23.4	$ 793	$ -	$ 3.3
		Q1 2015	100	93	111	-	6.02	-	91%	24,265	24,167	24.3	1,006	0.6	4.1
		Q4 2014	100	91	104	-	7.46	-	93%	24,735	24,849	19.7	793	1.5	10.8
		Q3 2014	100	81	93	-	9.78	-	95%	32,175	33,783	22.6	669	2.7	14.1
		Q2 2014	100	78	95	-	11.96	-	94%	40,555	38,801	24.9	642	1.0	15.6
	Paracatu	Q2 2015	100	11,435	11,392	-	0.41	-	72%	110,366	107,169	$ 90.5	$ 844	$ 29.4	$ 36.4
		Q1 2015	100	11,616	11,825	-	0.43	-	77%	124,685	124,929	93.9	752	16.3	37.8
		Q4 2014	100	11,271	11,548	-	0.45	-	79%	133,534	127,991	97.8	764	49.7	38.8
		Q3 2014	100	12,898	12,635	-	0.44	-	77%	136,078	136,233	105.7	776	31.6	41.1
		Q2 2014	100	13,332	12,167	-	0.42	-	75%	124,329	132,327	114.6	866	14.5	40.5
	Maricunga (8)	Q2 2015	100	2,220	-	1,957	-	0.81	nm	47,713	50,957	$ 55.0	$ 1,079	$ 7.1	$ 6.4
		Q1 2015	100	2,695	-	2,912	-	0.69	nm	56,822	54,376	56.0	1,030	7.5	5.4
		Q4 2014	100	4,227	-	4,192	-	0.70	nm	60,918	58,845	60.8	1,033	2.7	13.4
		Q3 2014	100	4,328	-	4,174	-	0.77	nm	69,279	68,434	60.3	881	6.2	6.7
		Q2 2014	100	3,854	-	3,792	-	0.77	nm	64,290	64,333	56.2	874	11.4	11.5
Russia	Kupol (3)(4)(6)	Q2 2015	100	516	423	-	13.43	-	95%	191,160	159,950	$ 78.3	$ 490	$ 10.0	$ 56.3
		Q1 2015	100	464	418	-	13.20	-	95%	185,729	192,167	91.5	476	15.5	63.9
		Q4 2014	100	437	420	-	13.19	-	95%	183,750	179,722	92.6	515	12.7	64.6
		Q3 2014	100	428	417	-	13.28	-	95%	180,838	216,225	106.6	493	23.4	75.0
		Q2 2014	100	437	419	-	13.77	-	95%	195,275	216,765	114.8	530	15.7	58.7
West Africa	Tasiast	Q2 2015	100	1,609	605	521	2.21	0.56	92%	57,890	54,941	$ 58.4	$ 1,063	$ 31.1	$ 18.7
		Q1 2015	100	1,009	630	66	2.00	0.97	89%	54,009	51,790	51.9	1,002	36.4	16.2
		Q4 2014	100	1,226	619	1,139	2.18	0.75	93%	63,277	58,236	57.2	982	59.4	19.7
		Q3 2014	100	3,445	615	2,303	2.27	0.70	93%	60,438	62,727	61.0	972	44.5	15.9
		Q2 2014	100	4,643	663	2,297	2.04	0.62	89%	65,099	65,319	66.5	1,018	25.8	15.1
	Chirano - 100%	Q2 2015	90	875	823	-	2.73	-	92%	66,311	69,017	$ 47.6	$ 690	$ 4.9	$ 44.6
		Q1 2015	90	739	899	-	2.62	-	89%	67,683	71,873	45.9	639	7.3	43.6
		Q4 2014	90	866	883	-	2.96	-	91%	75,952	72,318	42.3	585	10.5	42.7
		Q3 2014	90	787	829	-	2.95	-	93%	72,701	73,296	39.5	539	12.0	41.0
		Q2 2014	90	666	615	-	3.42	-	92%	62,991	63,724	40.2	631	9.0	35.5
	Chirano - 90%	Q2 2015	90	875	823	-	2.73	-	92%	59,680	62,115	$ 42.8	$ 690	$ 4.4	$ 40.1
		Q1 2015	90	739	899	-	2.62	-	89%	60,915	64,686	41.3	639	6.6	39.2
		Q4 2014	90	866	883	-	2.96	-	91%	68,357	65,086	38.0	585	9.5	38.4
		Q3 2014	90	787	829	-	2.95	-	93%	65,431	65,966	35.6	539	10.8	36.9
		Q2 2014	90	666	615	-	3.42	-	92%	56,692	57,352	36.2	631	8.1	32.0

(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q2 (2015) 106.19g/t, 86.8%; Q1 (2015) 95.64 g/t, 85%; Q4 (2014) 92.78 g/t, 85%; Q3 (2014) 83.94 g/t, 88%; Q2 (2014) 88.79 g/t, 84%.
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q2 2015: 72.75:1; Q1 2015: 72.91:1; Q4 2014: 72.73:1; Q3 2014: 64.89:1, Q2 2014: 65.67:1.
(6)	Dvoinoye ore processed and grade were as follows: Q2 (2015) 104,465 tonnes, 26.43 g/t; Q1 (2015) 93,000 tonnes, 27.40 g/t; Q4 (2014) 90,083 tonnes, 26.14 g/t; Q3 (2014) 100,948 tonnes, 25.94 g/t; Q2 (2014) 91,204 tonnes, 28.68 g/t.
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	“nm” means not meaningful

p. 12 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Adjusted Earnings
(in millions, except share and per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$(83.2)	$46.0	$(89.9)	$77.8

Adjusting items:
Foreign exchange losses	6.5	1.3	7.5	9.6
Non-hedge derivatives losses (gains) - net of tax	(0.1)	0.2	1.9	3.2
Losses (gains) on sale of other assets - net of tax	(0.1)	-	0.8	(0.2)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	2.8	(14.4)	20.5	(23.9)
Impairment charges - net of tax	26.0	-	26.0	-
Taxes in respect of prior years	19.3	(0.2)	19.7	0.5
Chile weather event related costs, net of tax	15.2		15.2	-
	69.6	(13.1)	91.6	(10.8)
Adjusted net earnings (loss) from continuing operations attributable to common shareholders	$(13.6)	$32.9	$1.7	$67.0
Weighted average number of common shares outstanding - Basic	1,146.2	1,144.4	1,145.7	1,144.1
Adjusted net earnings (loss) from continuing operations per share	$(0.01)	$0.03	$0.00	$0.06

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

p. 13 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Adjusted Operating Cash Flow
(in millions, except share and per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Net cash flow of continuing operations provided from operating activities - as reported	$167.2	$163.9	$417.3	$374.4

Adjusting items:
Working capital changes:
Accounts receivable and other assets	29.8	113.5	(11.0)	63.5
Inventories	(36.5)	(31.7)	(87.2)	(8.3)
Accounts payable and other liabilities, including taxes	0.9	(5.4)	57.1	52.9
	(5.8)	76.4	(41.1)	108.1
Adjusted operating cash flow from continuing operations	$161.4	$240.3	$376.2	$482.5
Weighted average number of common shares outstanding - Basic	1,146.2	1,144.4	1,145.7	1,144.1
Adjusted operating cash flow from continuing operations per share	$0.14	$0.21	$0.33	$0.42

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Production cost of sales - as reported	$458.5	$525.9	$913.1	$981.9
Less: portion attributable to Chirano non-controlling interest	(4.8)	(4.0)	(9.4)	(8.4)
Attributable production cost of sales	$453.7	$521.9	$903.7	$973.5

Gold equivalent ounces sold	633,148	709,606	1,274,900	1,338,243
Less: portion attributable to Chirano non-controlling interest	(6,902)	(6,372)	(14,089)	(13,478)
Attributable gold equivalent ounces sold	626,246	703,234	1,260,811	1,324,765
Consolidated production cost of sales per equivalent ounce sold	$724	$741	$716	$734
Attributable production cost of sales per equivalent ounce sold	$724	$742	$717	$735

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 14 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Production cost of sales - as reported	$458.5	$525.9	$913.1	$981.9
Less: portion attributable to Chirano non-controlling interest	(4.8)	(4.0)	(9.4)	(8.4)
Less: attributable silver revenues	(20.2)	(27.2)	(40.4)	(51.7)
Attributable production cost of sales net of silver by-product revenue	$433.5	$494.7	$863.3	$921.8

Gold ounces sold	615,777	688,334	1,240,795	1,298,492
Less: portion attributable to Chirano non-controlling interest	(6,884)	(6,360)	(14,051)	(13,445)
Attributable gold ounces sold	608,893	681,974	1,226,744	1,285,047
Attributable production cost of sales per ounce sold on a by-product basis	$712	$725	$704	$717

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 15 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Production cost of sales - as reported	$458.5	$525.9	$913.1	$981.9
Less: portion attributable to Chirano non-controlling interest(1)	(4.8)	(4.0)	(9.4)	(8.4)
Less: attributable(2) silver revenues(3)	(20.2)	(27.2)	(40.4)	(51.7)
Attributable(2) production cost of sales net of silver by-product revenue	$433.5	$494.7	$863.3	$921.8
Adjusting items on an attributable(2) basis:
General and administrative(4)	44.6	46.2	83.6	89.4
Other operating expense - sustaining(5)	2.5	7.6	14.2	15.6
Reclamation and remediation - sustaining(6)	14.7	15.8	29.2	30.3
Exploration and business development - sustaining(7)	16.4	13.3	29.7	26.9
Additions to property, plant and equipment - sustaining(8)	101.1	81.6	184.1	172.6
All-in Sustaining Cost on a by-product basis - attributable(2)	$612.8	$659.2	$1,204.1	$1,256.6
Other operating expense - non-sustaining(5)	14.8	9.3	19.3	20.2
Exploration - non-sustaining(7)	12.8	15.3	21.9	25.0
Additions to property, plant and equipment - non-sustaining(8)	24.7	35.7	68.5	82.9
All-in Cost on a by-product basis - attributable(2)	$665.1	$719.5	$1,313.8	$1,384.7
Gold ounces sold	615,777	688,334	1,240,795	1,298,492
Less: portion attributable to Chirano non-controlling interest(9)	(6,884)	(6,360)	(14,051)	(13,445)
Attributable(2) gold ounces sold	608,893	681,974	1,226,744	1,285,047
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$1,006	$967	$982	$978
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,092	$1,055	$1,071	$1,078

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per ounce)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Production cost of sales - as reported	$458.5	$525.9	$913.1	$981.9
Less: portion attributable to Chirano non-controlling interest(1)	(4.8)	(4.0)	(9.4)	(8.4)
Attributable(2) production cost of sales	$453.7	$521.9	$903.7	$973.5
Adjusting items on an attributable(2) basis:
General and administrative(4)	44.6	46.2	83.6	89.4
Other operating expense - sustaining(5)	2.5	7.6	14.2	15.6
Reclamation and remediation - sustaining(6)	14.7	15.8	29.2	30.3
Exploration and business development - sustaining(7)	16.4	13.3	29.7	26.9
Additions to property, plant and equipment - sustaining(8)	101.1	81.6	184.1	172.6
All-in Sustaining Cost - attributable(2)	$633.0	$686.4	$1,244.5	$1,308.3
Other operating expense - non-sustaining(5)	14.8	9.3	19.3	20.2
Exploration - non-sustaining(7)	12.8	15.3	21.9	25.0
Additions to property, plant and equipment - non-sustaining(8)	24.7	35.7	68.5	82.9
All-in Cost - attributable(2)	$685.3	$746.7	$1,354.2	$1,436.4
Gold equivalent ounces sold	633,148	709,606	1,274,900	1,338,243
Less: portion attributable to Chirano non-controlling interest(9)	(6,902)	(6,372)	(14,089)	(13,478)
Attributable(2) gold equivalent ounces sold	626,246	703,234	1,260,811	1,324,765
Attributable(2) all-in sustaining cost per equivalent ounce sold	$1,011	$976	$987	$988
Attributable(2) all-in cost per equivalent ounce sold	$1,094	$1,062	$1,074	$1,084

p. 16 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(1) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(2) “Attributable” includes Kinross’ share of Chirano (90%) production.

(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(4) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(6) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and six months ended June 30, 2015 relate to projects at Tasiast, Chirano and La Coipa.

(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

p. 17 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings “Outlook”, “Organic production initiatives”, “CEO Commentary”, “Balance sheet strength” and “Tasiast optimization update”, and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “anticipate”, “believe”, “concept”, “contemplate”, “drive”, “estimates”, ‘‘expects’’, “explore”, “flexibility”,‘ ‘forecasts”, “focus”, “guidance”, “indicate”, “initiative”, “measures”, “on track”, “options”, “optimize”, “outlook”, “opportunity”, “plan”, “possible”, “potential”, “priority”, “prospect”, “pursue”, “study”, “target” or “tracking”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to following announced and/or implemented workforce reductions at Tasiast), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, power supply and launch of the new tailings reprocessing facility at Paracatu;(3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, potential power rationing in Brazil and potential amendments to the Brazilian Mining Code, the Chilean Water Code and/or other water use restrictions and regulatory actions in Chile, the Minerals and Mining Act (2006) and dam safety regulation in Ghana, the Customs Code and the Mining Code, (including but not limited amendments to the VAT regime pursuant to the 2015 Budget Law) in Mauritania, and the Tax Code in Russia (including, but not limited to, the interpretation, implementation and application of any such amendments), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, maintaining partial project financing for Dvoinoye and Kupol being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of investment in and development of FDN and its sale, or any of the Company’s prior activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples;changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2014 and Q1, 2015 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 18 Kinross reports 2015 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in US dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce7.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $11 impact on Russian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $1 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about the Company’s exploration activities contained in this news release has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

7 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 19 Kinross reports 2015 second-quarter results	www.kinross.com